CANADIAN NATURAL RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
MAY 7, 2025

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2025	Dec 31 2024
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$93	$131
Accounts receivable		3,860	4,126
Inventory		2,692	2,793
Prepaids and other		493	279
Current portion of other long-term assets	5	96	76
		7,234	7,405
Exploration and evaluation assets	2	2,540	2,526
Property, plant and equipment	3	72,952	73,414
Lease assets	4	1,343	1,394
Other long-term assets	5	745	620
		$84,814	$85,359
LIABILITIES
Current liabilities
Accounts payable		$1,187	$1,079
Accrued liabilities		4,386	4,525
Current income taxes payable		127	92
Current portion of long-term debt	6	1,429	2,400
Current portion of other long-term liabilities	7	1,514	1,535
		8,643	9,631
Long-term debt	6	15,999	16,419
Other long-term liabilities	7	9,059	9,302
Deferred income taxes		10,668	10,539
		44,369	45,891
SHAREHOLDERS' EQUITY
Share capital	9	11,253	11,064
Retained earnings		28,895	28,103
Accumulated other comprehensive income	10	297	301
		40,445	39,468
		$84,814	$85,359
Commitments and contingencies (note 14)

Approved by the Board of Directors on May 7, 2025.

Canadian Natural Resources Limited	1	Three months ended March 31, 2025

CONSOLIDATED STATEMENTS OF EARNINGS

(millions of Canadian dollars, except per common share amounts, unaudited)		Three Months Ended
	Note	Mar 31 2025	Mar 31 2024
Product sales	15	$12,712	$9,422
Less: royalties		(1,773)	(1,178)
Revenue		10,939	8,244
Expenses
Production		2,372	2,157
Blending and feedstock		2,487	1,868
Transportation		653	416
Depletion, depreciation and amortization	3,4	1,870	1,533
Administration		152	126
Share-based compensation	7	26	294
Asset retirement obligation accretion	7	91	97
Interest and other financing expense		258	138
Risk management (gain) loss	13	(24)	38
Foreign exchange (gain) loss		(43)	250
Gain from investments		—	(81)
		7,842	6,836
Earnings before taxes		3,097	1,408
Current income tax expense	8	511	401
Deferred income tax expense	8	128	20
Net earnings		$2,458	$987
Net earnings per common share (1)
Basic	12	$1.17	$0.46
Diluted	12	$1.17	$0.46
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2025	Mar 31 2024
Net earnings	$2,458	$987
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $nil (2024 – $nil)	4	—
Reclassification to net earnings, net of taxes of $1 million (2024 – $nil)	(5)	(1)
	(1)	(1)
Foreign currency translation adjustment
Translation of net investment	(3)	34
Other comprehensive (loss) income, net of taxes	(4)	33
Comprehensive income	$2,454	$1,020

Canadian Natural Resources Limited	2	Three months ended March 31, 2025

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2025	Mar 31 2024
Share capital	9
Balance – beginning of period		$11,064	$10,712
Issued upon exercise of stock options		112	175
Previously recognized liability on stock options exercised for common shares		136	211
Purchase of common shares under Normal Course Issuer Bid		(59)	(68)
Balance – end of period		11,253	11,030
Retained earnings
Balance – beginning of period		28,103	28,948
Net earnings		2,458	987
Dividends on common shares	9	(1,233)	(1,124)
Purchase of common shares under Normal Course Issuer Bid, including tax	9	(433)	(538)
Balance – end of period		28,895	28,273
Accumulated other comprehensive income	10
Balance – beginning of period		301	172
Other comprehensive (loss) income, net of taxes		(4)	33
Balance – end of period		297	205
Shareholders' equity		$40,445	$39,508

Canadian Natural Resources Limited	3	Three months ended March 31, 2025

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2025	Mar 31 2024
Operating activities
Net earnings		$2,458	$987
Non-cash items
Depletion, depreciation and amortization	3,4	1,870	1,533
Share-based compensation		26	294
Asset retirement obligation accretion		91	97
Unrealized risk management loss		3	13
Unrealized foreign exchange (gain) loss		(285)	269
Gain from investments		—	(75)
Deferred income tax expense		128	20
Realized foreign exchange on financing activities (1)		239	—
Abandonment expenditures	7	(188)	(162)
Other		(140)	(93)
Net change in non-cash working capital		82	(15)
Cash flows from operating activities		4,284	2,868
Financing activities
Repayment of bank credit facilities and commercial paper, net	6	(491)	—
Repayment of other long-term debt	6	(876)	—
Payment of lease liabilities	4	(84)	(79)
Issue of common shares on exercise of stock options	9	112	175
Dividends on common shares		(1,184)	(1,076)
Purchase of common shares under Normal Course Issuer Bid	9	(487)	(606)
Cash flows used in financing activities		(3,010)	(1,586)
Investing activities
Net expenditures on exploration and evaluation assets	2,15	(6)	(69)
Net expenditures on property, plant and equipment	3,15	(1,297)	(1,044)
Net change in non-cash working capital		(9)	(279)
Cash flows used in investing activities		(1,312)	(1,392)
Decrease in cash and cash equivalents		(38)	(110)
Cash and cash equivalents – beginning of period		131	877
Cash and cash equivalents – end of period		$93	$767
Interest paid on long-term debt		$257	$181
Income taxes paid, net		$685	$198
(1)Consists of the realized foreign exchange loss on repayment of US dollar denominated debt.

Canadian Natural Resources Limited	4	Three months ended March 31, 2025

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company's exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom portion of the North Sea; and Côte d'Ivoire in Offshore Africa.
The Oil Sands Mining and Upgrading segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the Midstream and Refining segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("NWRP"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2024. These interim consolidated financial statements contain disclosures that are supplemental to the Company's annual audited consolidated financial statements. Certain disclosures normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2024.
During the first quarter of 2025, the Company revised its presentation of transportation expense and blending and feedstock costs, showing the expenses on a disaggregated basis in the consolidated statements of earnings. Previously the Company aggregated transportation, blending and feedstock costs. The revision provides users with more information to evaluate the Company's performance. The consolidated financial statements and related notes have been updated for all periods presented.
Critical Accounting Estimates and Judgements
The Company has made estimates, assumptions, and judgements regarding certain assets, liabilities, revenues and expenses in the preparation of these interim consolidated financial statements, primarily related to unsettled transactions and events as of the date of these interim consolidated financial statements, including tariffs on certain goods announced by the US government and Canadian countermeasures subsequently announced, both of which are anticipated to evolve. For the three months ended March 31, 2025, these trade actions caused market uncertainty and impacted the global economy, including the oil and gas industry. The Company has taken into account the impacts of the trade actions and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements, and continues to monitor the developments in the business environment and commodity market. Accordingly, actual results may differ from estimated amounts, and those differences may be material.
Common Share Split and Comparative Figures
At the Company's Annual and Special Meeting held on May 2, 2024, shareholders passed a Special Resolution approving a two for one common share split effective for shareholders of record as of market close on June 3, 2024. On June 10, 2024, shareholders of record received one additional share for every one common share held, with common shares trading on a split-adjusted basis beginning June 11, 2024. Common share, per common share, dividend, and stock option amounts for periods prior to the two for one common share split have been updated to reflect the common share split.

Canadian Natural Resources Limited	5	Three months ended March 31, 2025

2. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$2,408	$—	$48	$70	$2,526
Additions, net	18	—	(1)	—	17
Transfers to property, plant and equipment	(3)	—	—	—	(3)
At March 31, 2025	$2,423	$—	$47	$70	$2,540
3. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2024	$88,964	$9,731	$5,023	$57,345	$495	$607	$162,165
Additions	840	3	128	319	2	16	1,308
Transfers from exploration and evaluation assets	3	—	—	—	—	—	3
Derecognitions (1)	(153)	—	—	(66)	—	—	(219)
Foreign exchange adjustments and other	—	(18)	(9)	—	—	—	(27)
At March 31, 2025	$89,654	$9,716	$5,142	$57,598	$497	$623	$163,230
Accumulated depletion and depreciation
At December 31, 2024	$62,010	$9,392	$3,885	$12,765	$229	$470	$88,751
Expense	1,068	34	52	638	4	7	1,803
Derecognitions (1)	(153)	—	—	(66)	—	—	(219)
Foreign exchange adjustments and other	—	(19)	(25)	(13)	—	—	(57)
At March 31, 2025	$62,925	$9,407	$3,912	$13,324	$233	$477	$90,278
Net book value
At March 31, 2025	$26,729	$309	$1,230	$44,274	$264	$146	$72,952
At December 31, 2024	$26,954	$339	$1,138	$44,580	$266	$137	$73,414
(1)An asset is derecognized when no future economic benefits are expected to arise from its continued use or disposal.

Canadian Natural Resources Limited	6	Three months ended March 31, 2025

4. LEASES
Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2024	$752	$468	$64	$110	$1,394
Additions	2	54	2	26	84
Depreciation	(20)	(31)	(9)	(7)	(67)
Derecognitions	—	(29)	(29)	—	(58)
Foreign exchange adjustments and other	(3)	(5)	(2)	—	(10)
At March 31, 2025	$731	$457	$26	$129	$1,343
Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities as at March 31, 2025 were as follows:

	Mar 31 2025	Dec 31 2024
Lease liabilities	$1,406	$1,464
Less: current portion	255	255
	$1,151	$1,209
Total cash outflows for leases for the three months ended March 31, 2025, including payments related to short-term leases not reported as lease assets, were $354 million (three months ended March 31, 2024 – $336 million). Interest expense on leases for the three months ended March 31, 2025 was $16 million (three months ended March 31, 2024 – $17 million).
5. OTHER LONG-TERM ASSETS

	Mar 31 2025	Dec 31 2024
Long-term prepayments, contracts and other (1)	$455	$313
Prepaid cost of service tolls	167	166
Long-term inventory	201	204
Risk management (note 13)	18	13
	841	696
Less: current portion	96	76
	$745	$620
(1)Includes physical product sales contracts, accrued interest on PRT recoveries, and the unamortized cost of contributions to the Company's employee bonus program.
The Company has a 50% equity investment in NWRP. NWRP operates a bitumen upgrader and refinery with an output capacity of approximately 80,000 barrels per day. The refinery processes approximately 50,000 barrels per day of bitumen feedstock, including 12,500 barrels per day of bitumen feedstock for the Company (25% toll payer) and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC") (75% toll payer), an agent of the Government of Alberta. The Company is unconditionally obligated to pay its 25% pro rata share of the debt component of the monthly fee-for-service toll over the 40-year tolling period until 2058 (note 14). Sales of diesel and refined products and associated refining tolls are recognized in the Midstream and Refining segment (note 15).
The carrying value of the Company's interest in NWRP is $nil, and as at March 31, 2025, the cumulative unrecognized share of the equity loss and partnership distributions from NWRP was $528 million (December 31, 2024 – $509 million). For the three months ended March 31, 2025, the Company's unrecognized share of the equity loss was $19 million (three months ended March 31, 2024 – recovery of unrecognized equity losses of $4 million).

Canadian Natural Resources Limited	7	Three months ended March 31, 2025

6. LONG-TERM DEBT

	Mar 31 2025	Dec 31 2024
Canadian dollar denominated debt, unsecured
Medium-term notes	$1,466	$1,466

US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2025 – US$3,119 million; December 31, 2024 – US$3,393 million)	4,485	4,888
Commercial paper (March 31, 2025 – US$394 million; December 31, 2024 – US$467 million)	566	672
US dollar debt securities (March 31, 2025 – US$7,650 million; December 31, 2024 – US$8,250 million)	11,000	11,883
	17,517	18,909
Less: original issue discounts, net (1)	12	12
transaction costs (1) (2)	77	78
	17,428	18,819
Less: current portion of commercial paper	566	672
current portion of long-term debt (1) (2)	863	1,728
	$15,999	$16,419
(1)The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency, and other professional fees.
Bank Credit Facilities and Commercial Paper
As at March 31, 2025, the Company had undrawn revolving bank credit facilities of $4,965 million, and a fully drawn non-revolving term credit facility of $4,000 million. Details of these facilities are described below. The Company also has certain other dedicated credit facilities supporting letters of credit. As at March 31, 2025, the Company had $566 million drawn under its commercial paper program, and reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.
▪a $100 million demand credit facility;
▪a $500 million revolving credit facility, maturing June 2027;
▪a $2,425 million revolving syndicated credit facility, maturing June 2027;
▪a $4,000 million non-revolving term credit facility, maturing December 2027; and
▪a $2,425 million revolving syndicated credit facility, maturing June 2028.
During the first quarter of 2025, the Company extended its $500 million revolving credit facility originally maturing February 2026 to June 2027.
Borrowings under the Company's credit facilities may be made by way of pricing referenced to CORRA, SOFR, US base rate or Canadian prime rate.
The Company's borrowings under its US commercial paper program are authorized up to a maximum of US$2,500 million.
The Company's weighted average interest rate on bank credit facilities and commercial paper outstanding for the three months ended March 31, 2025 was 5.3% (March 31, 2024 – N/A), and on total long-term debt outstanding for the three months ended March 31, 2025 was 5.0% (March 31, 2024 – 4.8%).
As at March 31, 2025, letters of credit and guarantees aggregating to $1,505 million were outstanding (December 31, 2024 – $1,542 million).

Canadian Natural Resources Limited	8	Three months ended March 31, 2025

Medium-Term Notes
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the first quarter of 2025, the Company repaid US$600 million of 3.90% US dollar debt securities due February 2025.
In July 2023, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2025. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
7. OTHER LONG-TERM LIABILITIES

	Mar 31 2025	Dec 31 2024
Asset retirement obligations	$8,518	$8,607
Lease liabilities (note 4)	1,406	1,464
Share-based compensation	503	620
Transportation and processing contracts	52	58
Risk management (note 13)	19	8
Other	75	80
	10,573	10,837
Less: current portion	1,514	1,535
	$9,059	$9,302

Asset Retirement Obligations
The Company's asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.8% (December 31, 2024 – 4.8%) and inflation rates of up to 2% (December 31, 2024 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2025	Dec 31 2024
Balance – beginning of period	$8,607	$7,690
Liabilities incurred	10	28
Liabilities acquired, net	1	171
Liabilities settled	(188)	(646)
Asset retirement obligation accretion	91	389
Revision of cost, inflation and timing estimates (1)	—	417
Change in discount rates	—	419
Foreign exchange adjustments	(3)	139
Balance – end of period	8,518	8,607
Less: current portion	800	787
	$7,718	$7,820
(1)Includes normal course revisions of cost, inflation and timing estimates, as well as revisions related to cost estimate increases on future abandonment of the Ninian field assets in the North Sea.

Canadian Natural Resources Limited	9	Three months ended March 31, 2025

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company's Stock Option Plan and Performance Share Unit ("PSU") plans. The Company's Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined with reference to the value of the Company's shares, and by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Mar 31 2025	Dec 31 2024
Balance – beginning of period	$620	$780
Share-based compensation expense	26	279
Cash payment for stock options surrendered and PSUs vested	(7)	(84)
Transferred to common shares	(136)	(358)
Other	—	3
Balance – end of period	503	620
Less: current portion	418	463
	$85	$157
8. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2025	Mar 31 2024
Current corporate income tax – North America (1)	$569	$412
Current corporate income tax – North Sea	(26)	(5)
Current corporate income tax – Offshore Africa	5	5
Current PRT (2) – North Sea	(39)	(14)
Other taxes	2	3
Current income tax	511	401
Deferred corporate income tax	119	14
Deferred PRT (2) – North Sea	9	6
Deferred income tax	128	20
Income tax	$639	$421
(1)Includes North America Exploration and Production, Oil Sands Mining and Upgrading, and Midstream and Refining segments.
(2)Petroleum Revenue Tax.

Canadian Natural Resources Limited	10	Three months ended March 31, 2025

9. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2025
Issued Common Shares	Number of shares (thousands)	Amount
Balance – beginning of period	2,102,996	$11,064
Issued upon exercise of stock options	5,658	112
Previously recognized liability on stock options exercised for common shares	—	136
Purchase of common shares under Normal Course Issuer Bid	(11,160)	(59)
Balance – end of period	2,097,494	$11,253
Dividends
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 5, 2025, the Board of Directors approved a 4% increase in the quarterly dividend to $0.5875 per common share, beginning with the dividend paid on April 4, 2025.
On October 7, 2024, the Board of Directors approved a 7% increase in the quarterly dividend to $0.5625 per common share. On February 28, 2024, the Board of Directors approved a 5% increase in the quarterly dividend to $0.525 per common share.
Normal Course Issuer Bid
On March 10, 2025, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange ("TSX"), alternative Canadian trading platforms, and the New York Stock Exchange ("NYSE"), up to 178,738,237 common shares, representing 10% of the public float, over a 12-month period commencing March 13, 2025 and ending March 12, 2026.
For the three months ended March 31, 2025, the Company purchased 11,160,000 common shares at a weighted average price of $43.66 per common share for a total cost, including tax, of $492 million. Retained earnings were reduced by $433 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to March 31, 2025, up to and including May 6, 2025, the Company purchased 4,500,000 common shares at a weighted average price of $39.72 per common share for a total cost, including tax, of $182 million.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding as at March 31, 2025:

	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	50,806	$33.90
Granted	17,014	$43.57
Exercised for common shares	(5,658)	$19.80
Surrendered for cash settlement	(328)	$19.82
Forfeited	(804)	$35.09
Outstanding – end of period	61,030	$37.96
Exercisable – end of period	12,960	$30.93
The Stock Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	11	Three months ended March 31, 2025

10. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Mar 31 2025	Mar 31 2024
Derivative financial instruments designated as cash flow hedges	$69	$71
Foreign currency translation adjustment	228	134
	$297	$205
11. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders' equity, as determined at each reporting date.
The Company's objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the ratio of current and long-term debt less cash and cash equivalents divided by the sum of the carrying value of shareholders' equity plus current and long-term debt less cash and cash equivalents. The Company's internal targeted range for its debt to book capitalization ratio is 25% to 45%. The ratio may fall below or exceed the targeted range depending on the execution of the Company's capital program, commodity price and foreign currency volatility, and the timing of acquisitions. As at March 31, 2025, the ratio was within the target range at 30.0%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2025	Dec 31 2024
Long-term debt	$17,428	$18,819
Less: cash and cash equivalents	93	131
Long-term debt, net	$17,335	$18,688
Total shareholders' equity	$40,445	$39,468
Debt to book capitalization	30.0%	32.1%
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. As at March 31, 2025, the Company was in compliance with this covenant.
12. NET EARNINGS PER COMMON SHARE(1)

		Three Months Ended
		Mar 31 2025	Mar 31 2024
Weighted average common shares outstanding – basic (thousands of shares)		2,100,540	2,142,086
Effect of dilutive stock options (thousands of shares)		8,537	17,199
Weighted average common shares outstanding – diluted (thousands of shares)		2,109,077	2,159,285
Net earnings		$2,458	$987
Net earnings per common share	– basic	$1.17	$0.46
	– diluted	$1.17	$0.46
(1)Common share, per common share, dividend, and stock option amounts have been updated to reflect the two for one common share split (note 1).

Canadian Natural Resources Limited	12	Three months ended March 31, 2025

13. FINANCIAL INSTRUMENTS
The Company's financial instruments are comprised of cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable, accrued liabilities, lease liabilities, and long-term debt. These financial instruments, with the exception of risk management assets and liabilities are classified as financial assets and liabilities at amortized cost. Risk management assets and liabilities are classified as derivatives held for trading or as cash flow hedges.
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications, including quoted forward prices for commodities, foreign exchange rates, interest yield curves, and other volatility factors.
The changes in estimated fair values of derivative financial instruments included in the risk management asset (liability) were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2025	Dec 31 2024
Balance – beginning of period	$5	$9
Net liability on outstanding put options (1)	(4)	—
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities (2) (3) (4)	(2)	(6)
Foreign exchange	1	1
Other comprehensive income	(1)	1
Balance – end of period	(1)	5
Less: current portion	(1)	5
	$—	$—
(1)Represents net premiums received on outstanding foreign currency put option contracts entered into during the first quarter of 2025.
(2)Risk management assets and liabilities are disclosed in note 5 and note 7, respectively.
(3)In the fourth quarter of 2024, the Company entered into fixed price financial contracts to buy 12,500 MMBtu/d of natural gas at US$1.47 AECO, and 25,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2025.
(4)In the fourth quarter of 2023, the Company entered into fixed price financial contracts to buy 50,000 MMBtu/d of natural gas at US$1.82 AECO for the period of January to December 2024.
Net (gain) loss from risk management activities was as follows:

	Three Months Ended
	Mar 31 2025	Mar 31 2024
Net realized risk management (gain) loss	$(27)	$25
Net unrealized risk management loss	3	13
	$(24)	$38
The carrying amounts of the Company's financial instruments approximated their fair value, except for fixed rate long-term debt. The Company's financial instruments are categorized as Level 1 with the exception of risk management assets and liabilities, which are categorized as Level 2. There were no transfers between Level 1, 2, and 3 financial instruments. The fair values of the Company's fixed rate long-term debt is outlined below:

	Mar 31, 2025
	Carrying amount	Level 1 Fair Value
Fixed rate long-term debt (1) (2)	$12,377	$12,423
(1)The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(2)Includes the current portion of fixed rate long-term debt.

Canadian Natural Resources Limited	13	Three months ended March 31, 2025

Financial Risk Factors
The Company's financial risks are consistent with those discussed in notes 1, 4 and 19 of the Company's audited consolidated financial statements for the year ended December 31, 2024.
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange rate risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. As at March 31, 2025, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into foreign currency forward contracts, foreign exchange options contracts, banker's acceptances, and commercial paper to mitigate its foreign currency exchange rate risk.
As at March 31, 2025, the Company had US$2,504 million of foreign currency forward contracts outstanding (December 31, 2024 – US$2,187 million), with original terms of up to 90 days, of which US$2,109 million were designated as derivatives held for trading (December 31, 2024 – US$1,521 million) and US$395 million were designated as cash flow hedges (December 31, 2024 – US$666 million).
As at March 31, 2025, the Company had US$2,100 million of outstanding foreign currency put option contracts sold to various counterparties at a weighted average strike price of US$0.7104 and expirations of up to 31 days. These put option contracts grant the purchaser the right, but not the obligation to exercise the contract on the expiry date (European option) and are designated as derivatives held for trading. The amount that may be payable upon exercise is initially recognized as a liability at the amount paid by the counterparty. The option is remeasured to fair value at each reporting date with gains and losses recognized in risk management activities in net earnings. If the option expires unexercised, the remaining liability is derecognized.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company's accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and, where appropriate, ensuring that parental guarantees or letters of credit are in place to minimize the impact in the event of default. As at March 31, 2025, substantially all of the Company's accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The carrying amount of financial assets approximates the maximum credit exposure.

Canadian Natural Resources Limited	14	Three months ended March 31, 2025

c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
As at March 31, 2025, the maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$1,187	$—	$—	$—
Accrued liabilities	$4,386	$—	$—	$—
Long-term debt (1)	$1,429	$441	$7,586	$8,061
Other long-term liabilities (2)	$274	$153	$378	$620
Interest and other financing expense (3)	$946	$926	$1,859	$3,433
(1)Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.
(2)Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $255 million; one to less than two years, $153 million; two to less than five years, $378 million; and thereafter, $620 million.
(3)Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates as at March 31, 2025.
14. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company's commitments as at March 31, 2025:

	Remaining 2025	2026	2027	2028	2029	Thereafter
Product transportation, purchases and processing (1)	$1,701	$2,272	$2,126	$1,993	$1,891	$19,219
North West Redwater Partnership service toll (2)	$104	$118	$98	$100	$98	$4,054
Offshore vessels and equipment	$28	$—	$—	$—	$—	$—
Field equipment and power	$35	$29	$29	$28	$27	$216
Other	$112	$110	$19	$20	$19	$208
(1)The Company's commitment for its 20-year product transportation agreement ending in 2044 on the Trans Mountain Expansion ("TMX") pipeline reflects interim tolls approved by the Canada Energy Regulator in the fourth quarter of 2023, and is subject to change pending the approval of final tolls.
(2)Pursuant to the processing agreements, the Company pays its 25% pro rata share of the debt component of the monthly fee-for-service toll. Included in the toll is $1,977 million of interest payable over the 40-year tolling period, ending in 2058 (note 5).
In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement, and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	15	Three months ended March 31, 2025

15. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs	$5,366	$4,284	$152	$139	$106	$82	$5,624	$4,505
Natural gas	671	485	6	1	13	13	690	499
Other income and revenue (1)	17	(2)	—	4	1	—	18	2
Total segmented product sales	6,054	4,767	158	144	120	95	6,332	5,006
Less: royalties	(781)	(583)	—	—	(5)	(5)	(786)	(588)
Segmented revenue	5,273	4,184	158	144	115	90	5,546	4,418
Segmented expenses
Production	894	909	170	106	35	21	1,099	1,036
Blending and feedstock	1,391	1,217	—	—	—	—	1,391	1,217
Transportation	476	342	3	1	—	—	479	343
Depletion, depreciation and amortization	1,092	941	40	17	59	47	1,191	1,005
Asset retirement obligation accretion	53	58	14	16	2	2	69	76
Risk management (gain) loss (commodity derivatives)	(12)	3	—	—	—	—	(12)	3
Total segmented expenses	3,894	3,470	227	140	96	70	4,217	3,680
Segmented earnings (loss)	$1,379	$714	$(69)	$4	$19	$20	$1,329	$738
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management (gain) loss (other)
Foreign exchange (gain) loss
Gain from investments
Total non-segmented expenses
Earnings before taxes
Current income tax
Deferred income tax
Net earnings

Canadian Natural Resources Limited	16	Three months ended March 31, 2025

	Oil Sands Mining and Upgrading		Midstream and Refining		Inter–segment Elimination and Other		Total
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2025	2024	2025	2024	2025	2024	2025	2024
Segmented product sales
Crude oil and NGLs (2)	$5,879	$4,168	$22	$20	$207	$(17)	$11,732	$8,676
Natural gas	—	—	—	—	26	30	716	529
Other income and revenue (1)	25	1	221	214	—	—	264	217
Total segmented product sales	5,904	4,169	243	234	233	13	12,712	9,422
Less: royalties	(987)	(590)	—	—	—	—	(1,773)	(1,178)
Segmented revenue	4,917	3,579	243	234	233	13	10,939	8,244
Segmented expenses
Production	1,185	1,026	73	79	15	16	2,372	2,157
Blending and feedstock (2)	703	499	172	153	221	(1)	2,487	1,868
Transportation	174	69	4	5	(4)	(1)	653	416
Depletion, depreciation and amortization	675	524	4	4	—	—	1,870	1,533
Asset retirement obligation accretion	22	21	—	—	—	—	91	97
Risk management (gain) loss (commodity derivatives)	—	—	—	—	—	—	(12)	3
Total segmented expenses	2,759	2,139	253	241	232	14	7,461	6,074
Segmented earnings (loss)	$2,158	$1,440	$(10)	$(7)	$1	$(1)	$3,478	$2,170
Non-segmented expenses
Administration							152	126
Share-based compensation							26	294
Interest and other financing expense							258	138
Risk management (gain) loss (other)							(12)	35
Foreign exchange (gain) loss							(43)	250
Gain from investments							—	(81)
Total non-segmented expenses							381	762
Earnings before taxes							3,097	1,408
Current income tax							511	401
Deferred income tax							128	20
Net earnings							$2,458	$987
(1)Includes the sale of diesel and other refined products in the Midstream and Refining segment, and other income.
(2)Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	17	Three months ended March 31, 2025

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2025			Mar 31, 2024
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs
Exploration and evaluation assets
Exploration and Production
North America	$7	$8	$15	$69	$(23)	$46
Offshore Africa	(1)	—	(1)	—	—	—
	6	8	14	69	(23)	46
Property, plant and equipment
Exploration and Production
North America	829	(139)	690	632	(146)	486
North Sea	3	—	3	4	—	4
Offshore Africa	128	—	128	41	—	41
	960	(139)	821	677	(146)	531
Oil Sands Mining and Upgrading	319	(66)	253	353	(68)	285
Midstream and Refining	2	—	2	4	—	4
Head Office	16	—	16	10	—	10
	1,297	(205)	1,092	1,044	(214)	830
	$1,303	$(197)	$1,106	$1,113	$(237)	$876
(1)This table provides a reconciliation of capitalized costs, reported in note 2 and note 3, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.
(2)Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.
Segmented Assets

	Mar 31 2025	Dec 31 2024
Exploration and Production
North America	$32,287	$32,670
North Sea	842	702
Offshore Africa	1,355	1,412
Other	26	31
Oil Sands Mining and Upgrading	48,927	49,221
Midstream and Refining	1,123	1,099
Head Office	254	224
	$84,814	$85,359

Canadian Natural Resources Limited	18	Three months ended March 31, 2025

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company's continuous offering of medium-term notes pursuant to the short form prospectus dated July 2023. These ratios are based on the Company's interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2025:
Interest coverage (times)
Net earnings (1)	14.7x
Adjusted funds flow (2)	26.1x
(1)Net earnings plus income taxes and interest expense; divided by interest expense.
(2)Adjusted funds flow (as defined in the Company's Management's Discussion and Analysis), plus current income taxes and interest expense; divided by interest expense.

Canadian Natural Resources Limited	19	Three months ended March 31, 2025